FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2003

Commission File Number:      001-06665

TALISMAN ENERGY INC.
(Translation of registrant’s name into English)

888 3rd Street SW, Suite 3400 Calgary, Alberta Canada T2P 5C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC. (Registrant)

By: /s/ Christine D. Lee Christine D. Lee Assistant Corporate Secretary

Dated:   December 11, 2003

COMPILATION REPORT ON PRO FORMA CONSOLIDATED
STATEMENTS OF INCOME

To the Directors of Talisman Energy Inc.

We have read the accompanying unaudited pro forma consolidated statements of income of Talisman Energy Inc. (the “Company”) for the year ended December 31, 2002 and for the nine months ended September 30, 2003 (collectively, the “Pro Forma Consolidated Financial Statements”) and have performed the following procedures:

1.	Compared the figures in the columns captioned “Consolidated” to the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Sudan” to the audited consolidated financial statements of the Company for the year ended December 31, 2002, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003, and the corporate records of the Company, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a.	the basis for determination of the pro forma adjustments; and

b.	whether the Pro Forma Consolidated Financial Statements comply as to form in all material respects with the applicable requirements of the securities legislation of all of the provinces and territories of Canada

The officials:

a.	described to us the basis for determination of the pro forma adjustments; and

b.	stated the Pro Forma Consolidated Financial Statements comply as to form in all material respects with the applicable requirements of the securities legislation of all of the provinces and territories of Canada.

4.	Read the notes to the Pro Forma Consolidated Financial Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Consolidated” and “Sudan” for the year ended December 31, 2002 and for the nine months ended September 30, 2003 and found the amounts in the column captioned “Pro forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Consolidated Financial Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada December 11, 2003	"Ernst & Young LLP" Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Standards of reporting generally accepted in the United States do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements would require an examination or review which would be substantially greater in scope than the procedures that we have conducted. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated statements of income.

Calgary, Canada December 11, 2003	"Ernst & Young LLP" Chartered Accountants

Talisman Energy Inc.
Pro Forma Consolidated Statement of Income
For the year ended December 31, 2002

(millions of Canadian dollars) (unaudited)	Consolidated	Sudan	Pro forma Adjustments	Notes	Pro forma Consolidated

Revenue
Gross sales	5,299	(828)	--	2a	4,471
Less royalties	927	(328)	--	2a	599

Net sales	4,372	(500)	--		3,872
Other	80	(1)	7	2a,2e	86

Total revenue	4,452	(501)	7		3,958

Expenses
Operating	1,115	(84)	--	2a	1,031
General and administrative	138	--	--		138
Depreciation, depletion and amortization	1,495	(93)	--	2a	1,402
Dry hole	174	(13)	--	2a	161
Exploration	185	(6)	--	2a	179
Interest on long-term debt	164	--	(10)	2d	154
Other	113	9	--	2a	122

Total expenses	3,384	(187)	(10)		3,187

Income before taxes	1,068	(314)	17		771

Taxes
Current income tax	258	(68)	--	2a	190
Future income tax	162	(16)	7	2a,2f	153
Petroleum revenue tax	124	--	--		124

	544	(84)	7		467

Net income	524	(230)	10		304
Preferred security charges, net of tax	24	--	--		24

Net income available to common shareholders	500	(230)	10		280

Per common share (Canadian dollars)
Net income	3.73				2.09
Diluted net income	3.67				2.06

Average number of common shares outstanding (millions)
Basic	134				134
Diluted	136				136

See accompanying notes to the unaudited pro forma consolidated statements of income.

Talisman Energy Inc.
Pro Forma Consolidated Statement of Income
For the nine months ended September 30, 2003

(millions of Canadian dollars) (unaudited)	Consolidated	Sudan	Pro forma Adjustments	Notes	Pro forma Consolidated

Revenue
Gross sales	4,015	(209)	--	2a	3,806
Less royalties	689	(97)	--	2a	592

Net sales	3,326	(112)	--		3,214
Other	54	1	--	2a	55

Total revenue	3,380	(111)	--		3,269

Expenses
Operating	811	(18)	--	2a	793
General and administrative	106	--	--		106
Depreciation, depletion and amortization	1,040	(19)	--	2a	1,021
Dry hole	185	--	--		185
Exploration	161	(5)	--	2a	156
Interest on long-term debt	102	--	(4)	2c	98
Stock based compensation	123	--	--		123
Other	25	--	--		25

Total expenses	2,553	(42)	(4)		2,507

Gain on sale of Sudan operations	296	--	(296)	2b	--

Income before taxes	1,123	(69)	(292)		762

Taxes
Current income tax	194	(17)	--	2a	177
Future income tax (recovery)	(44)	(7)	2	2a,2f	(49)
Petroleum revenue tax	73	--	--		73

	223	(24)	2		201

Net income	900	(45)	(294)		561
Preferred security charges, net of tax	17	--	--		17

Net income available to common shareholders	883	(45)	(294)		544

Per common share (Canadian dollars)
Net income	6.85				4.22
Diluted net income	6.77				4.17

Average number of common shares outstanding (millions)
Basic	129				129
Diluted	130				130

See accompanying notes to the unaudited pro forma consolidated statements of income.

TALISMAN ENERGY INC.

Notes to the Pro Forma Consolidated Statements of Income
(tabular amounts in millions of Canadian dollars (“$” or “C$”) except as noted)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated statements of income of Talisman Energy Inc. (Talisman or the Company) have been prepared to reflect the disposition of the Company’s indirectly held interest in the Greater Nile Oil Project as described in note 2.

The unaudited pro forma consolidated statements of income have been prepared by management based upon information derived from the audited consolidated financial statements of Talisman for the year ended December 31, 2002, and the unaudited interim consolidated financial statements of Talisman for the nine months ended September 30, 2003. In the opinion of management of Talisman, the unaudited pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles and include all adjustments necessary for fair presentation of the transaction described in note 2. The unaudited pro forma consolidated statements of income for the year ended December 31, 2002 and the nine months ended September 30, 2003 give effect to the disposition as if it had occurred on December 31, 2001.

Accounting policies used in the preparation of the unaudited pro forma consolidated statements of income are consistent with those used in the historical consolidated financial statements of Talisman. The unaudited pro forma consolidated statements of income should be read in conjunction with the historical consolidated financial statements and the notes thereto of Talisman, for the year ended December 31, 2002 and the nine months ended September 30, 2003.

The unaudited pro forma consolidated statements of income may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

2.	Pro Forma Adjustments and Assumptions

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan. Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman between September 1, 2002 and closing on March 12, 2003. The gain on disposal is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	1,135
Less interim adjustments	(123)

Net proceeds	1,012

Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)

Net carrying value	700
Estimated closing costs	16

Gain on disposal	296

The interim adjustments are subject to audit and may change

The unaudited pro forma consolidated statements of income for the year ended December 31, 2002 and the nine months ended September 30, 2003 give effect to the Sudan disposition and take into account the following adjustments:

a.	Elimination of revenues, royalties and expenses of the Sudan operations for the respective periods.

b.	Elimination of the gain on disposal of $296 million, as described above.

c.	Decrease in interest expense of $4 million for the nine months ended September 30, 2003 resulting from an assumed $578 million decrease in the Company’s average outstanding bank credit facilities for the period January 1, 2003 through March 12, 2003 through the use of a portion of the net proceeds on the Sudan disposition.

d.	Decrease in interest expense of $10 million for the year ended December 31, 2002, resulting from an assumed $298 million decrease in the Company’s 2002 average outstanding bank credit facilities, through the use of a portion of the net proceeds on the Sudan disposition.

e.	Increase in other revenue of $7 million for the year ended December 31, 2002, resulting from higher investment income from the investing of the $714 million of net proceeds of the Sudan disposition not used to repay the Company’s bank credit facilities.

f.	Increase in future income taxes of $2 million for the nine months ended September 30, 2003 and $7 million for the year ended December 31, 2002 due to the adjustments to interest expense and other revenue.